FORM 6


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                    ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No  X
                                  ----       ----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on April 12, 2002.

EXHIBIT 1



Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K








12th April 2002                         Statement No.  12 - 2002
                                        Contact Person: Mr. Erik Behn, Chairman


CHANGE IN THE BOARD OF DIRECTORS OF A/S DAMPSKIBSSELSKABET TORM

The company has today received the following statement from the chairman of the company:

I hereby inform you that I have notified the Board of Directors of A/S Dampskibsselskabet TORM that I will resign from the Board of Directors at the company's annual general meeting on 25th April 2002.

Erik Behn
Copenhagen, 12th April 2002



Yours faithfully,
A/S DAMPSKIBSSELSKABET TORM



Klaus Kjaerulff
CEO

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:  April 12, 2002                            By: /s/ Klaus Nyborg
                                                      --------------------------
                                                      Klaus Nyborg
                                                      Chief Financial Officer







03810.001 #318308